Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

INSIDE INFORMATION IN RELATION TO

THE COOPERATION AGREEMENT WITH JIXI MASHAN GOVERNMENT

The announcement is made by the Company pursuant to Rule 13.09(2) of the Listing Rules and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the SFO.

Reference is made to the Announcement in relation to the MOU entered into by the Company with the Jixi Mashan Government.

THE PROJECT

The Board is pleased to announce that on 20 September 2022 (after trading hours of the Stock Exchange), the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”).

The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite by the second quarter of 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials by 2024.

It is estimated that the Company’s total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise.

THE COOPERATION AGREEMENT

The principal terms of the Cooperation Agreement are set out below:

Date:	20 September 2022 (after trading hours of the Stock Exchange)
Parties:	(1) the Company
(2) the Jixi Mashan Government

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Jixi Mashan Government is Independent Third Party.

Scope of the cooperation

The Cooperation Agreement only covers the first phase of the Project. Under the Cooperation Agreement, the Jixi Mashan Government will cooperate with the Company and provide assistance to the Company in carrying out the Project within the Jixi (Mashan) Graphite Industrial Park, including the provision of suitable site, preferential terms of rental and policy supports for the Project.

(A)	Pursuant to the Cooperation Agreement, the Jixi Mashan Government shall

(i)	assist the Company in site selection, preliminary approval, policy support and to provide a good investment environment in the implementation of the Project;

(ii)	provide the Company with factory premises consisting of 5 general workshops of up to 25,000 square meters, one office building and one living area in the Jixi (Mashan) Graphite Industrial Park (collectively referred to as “Factory Premises”);

(iii)	provide the Factory Premises to the Company at the indicative rent of between RMB4 to RMB6 per square meter per month with the rents for the first two years waived and the rent may be reduced to RMB2 per square meter per month if the Project met with certain criteria; .

(iv)	provide the Company with the right to purchase the Factory Premises at their costs and to offset the purchase price with the paid rents; and

(v)	provide the Company with green electricity sources including wind and/or solar generated electricity where circumstance allows.

(B)	Pursuant to the Cooperation Agreement, the Company shall

(i)	comply with relevant laws and regulations and relevant policies when investing in the Project;

(ii)	be responsible for all the preparatory work for the preliminary investment and construction of the Project to ensure the implementation of the Project;

(iii)	establish a wholly foreign owned enterprise (“WFOE”) in Jixi City with independent legal status to carry out the Project; and

(iv)	be responsible for all necessary approval application procedures required by the Project at its own costs and expenses.

Other terms

The scale of the investment and construction of the Project will be subject to the details of the final approved feasibility study report of the Project. In the event the Project finally cannot obtain the necessary approval, the Cooperation Agreement shall terminate automatically.

FORMATION OF WFOE IN JIXI CITY

On 13 September 2022, the Company has established the WFOE in Jixi City under the name 烯石(黑龍江)新能源科技有限公司 (transliterated as Graphex (Heilongjiang) New Energy Technologies Company Limited) with a registered capital of United States of America Dollar 10 million as the vehicle to carry out the Project.

REASONS FOR AND THE BENEFIT OF THE PROJECT

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in Mainland China and the United States of America (“Graphene Products Business”), and landscape architecture business mainly in Hong Kong and Mainland China.

For the six months ended 30 June 2022, the Graphene Products Business contributed revenue of approximately HK$103.4 million, representing approximately 63.4% of the Group’s total revenue. The main product natural spherical graphite is used to produce anode of lithium-ion batteries that are used in electric vehicles, electronics, power tools, electric scooter, etc. Each electric vehicle contains approximately 70kg of graphite in its batteries. The demand for spherical graphite is expected to be strong in the foreseeable future. Currently, 90% of graphite anode material are supplied from China, and the remaining 10% from South Korea and Japan.

According to Benchmark Mineral Intelligence, the announced capacity of the battery gigafactory in the United States of America, Europe, and China combined converts to an annual demand of graphite anode material of over 4 million tons by 2030, which is over 10 times of the demand today.

As disclosed in the Announcement, the Board was of the view that the Graphene Products Business is appealing with significant room for growth and the demands for the Group’s product is expected to outstrip supply for the next few years benefited from the proliferation of the electric vehicle industry and the Company is preparing to exert advantages brought by growth on demand through adding manufacturing capacity. The implementation of the Project will allow the Group to gradually increase its annual processing and production capacity to 40,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials in the PRC starting in 2023.

As the Group committed in expanding the Graphene Products Business, it recognized the necessity to expand it both in China and the rest of the world. The Board believes that the model of cooperation under the Cooperation Agreement, whereby the Jixi Mashan Government will be responsible for providing suitable site and policy supports and assisting the Company to obtain preferential rental terms for the Factory Premises for the setting up of the new deep processing and production facilities under the Project will improve the efficiency for the Company in carrying out and implementing the Project and will to benefit the Group to further expand its Graphene Products Business.

GENERAL

The Board wishes to emphasis that in carrying out and implementing of the Project, further transaction(s) may be required to be entered into by the Group and the Jixi Mashan Government and/or other third parties, including but not limited to lease and purchase agreement relating to the Factory Premises. Further announcement(s) will be made by the Company in relation thereto as and when appropriate in accordance with the Listing Rules.

WARNING

As the scale of the Project will be subject to the details of the final approved feasibility study report of the Project which approval may or may not be granted. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires the following terms and expressions shall have the following meanings when used herein.

“Announcement”	the announcement made by the Company on 14 February 2022

“Board”	the board of Directors

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability, the issued shares of which are listed on the Stock Exchange (stock code: 6128)

“connected person(s)”	has the meaning ascribed thereto in the Listing Rules

“Cooperation Agreement”	the cooperation agreement dated 20 September 2022 entered into between the Company and Jixi Mashan Government relating to the Company’s investment in the Project

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Independent Third Party”	third parties independent of the Company and its connected persons

“Jixi City”	Jixi City, Heilongjiang Province, the PRC

“Jixi Mashan Government”	雞西市麻山區人民政府 (transliterated as Municipal Government of Mashan District, Jixi City, Heilongjiang Province, the PRC)

“Jixi (Mashan) Graphite Industrial Park”	雞西(麻山)石墨產業園 (transliterated as Jixi (Mashan) Graphite Industrial Park)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mashan District”	雞西市麻山區 (translated as Mashan District of Jixi City)

“MOU”	the non-legally binding memorandum of understanding dated 14 February 2022 entered into between the Company and the Jixi Mashan Government in relation to the proposed project for setting up graphite deep processing and production facilities within the Jixi (Mashan) Graphite Industrial Park

“PRC”	People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) of HK$0.01 (each) in share capital of the Company

“Shareholder(s)”	the holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 20 September 2022

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

- 6 -